EXHIBIT 10.45

January 22, 2002

Steven Davenport
113 Orwell Drive
Aylesbury
Bucks
HP21 9UE

Dear Steven:

Please read the enclosed carefully and return one signed and dated copy of the Terms and Conditions of Employment (this letter), and one signed and dated copy of the enclosed Employee Confidentiality and Inventions Agreement.

1.1	TERMS AND CONDITIONS OF EMPLOYMENT

The following Terms and Conditions of Employment apply to your employment with Molecular Devices Limited (“the Company”) as at the date of issue. They are given to you pursuant to the Employment Rights Act 1996.

1.	Date of Commencement

Your employment with the Company will commence on March 7, 2002, or sooner if this is possible.

2.	Duties

2.1	You are employed as European Operations General Manager and you will perform all acts, duties and obligations and comply with such orders as may be designated by the Company which are reasonably consistent with that position. The Company may require you to undertake the duties of another position, either in addition to or instead of the above duties, it being understood that you will not be required to perform duties which are not reasonably within your capabilities.

This position reports directly to the President and Chief Executive Officer of Molecular Devices Corporation.

Responsible for sales of all the MDC range of products and services in the UK and Europe later referred to as “territory”, as defined by your manager.

Responsible for maintaining contact with existing customers and distributors, and providing complete reports of progress to date as and when required, as well as maintain any database of information that may be implemented by the Company.

Responsible for maintaining contact with the sales, service, administration, applications and technical support personnel in the territory to promote the Company’s image and products, and providing complete reports as and when required, as well as maintaining a database of information that may be implemented by the Company.

Responsible for achieving the personal business objectives and financial targets set by Molecular Devices, as well as contributing to the overall business objectives of the Company. Responsible for the territory P & L.

Responsible for ensuring a professional presentation of the Company, its products and personnel at all times.

You will attend meetings, exhibitions and perform such tasks as required by management in the pursuance of promoting the Company’s products.

You will be required to comply with all the Company rules, regulations and policies that are in force.

The Employee shall perform all duties pertinent to the employment as defined by the instructions of the management and his/her superiors.

3.	Hours of Work

3.1	Your basic hours of work are 40 per week. Normal working hours are Monday to Friday 8:00 am to 5:00 pm including (one hour) for lunch. The timing of normal working hours can be changed with prior agreement with your manager.

3.2	You may also be required to work additional hours by way of overtime either as and when requested to do so by the Company or when the proper performance of your work so requires.

3.3	You will not be entitled to be paid extra remuneration for any such additional hours worked in excess of your basic weekly hours referred to at Clause 3.1.

3.4	Your total working hours may at times exceed 48 hours per week and you hereby consent to working in excess of 48 hours per week as is necessary to adequately perform your duties hereunder. In order to terminate your consent to working in excess of 48 hours per week, you must give the Company not less than 3 months’ written notice.

4.	Place of Work

4.1	You will work out of the Molecular Devices Ltd. Office located at 135 Wharfedale Road, Winnersh Triangle, Workingham, Berkshire RG41 5RB. However, you may be required to work at any other premises, which the Company currently has or may later acquire in the United Kingdom.

4.2	You will be required to travel within the UK and Europe for the performance of your duties. From time to time you will be required to travel to the United States and to other parts of the world to visit customers, receive training, or attend company meetings.

5.	Remuneration, Expenses and Deductions.

5.1	Your base salary is £85,000 Pounds Sterling per annum (£7,083.33 Pounds Sterling per month) or such higher sum as the Company may subsequently determine and notify to you payable by credit transfer monthly in arrears.

5.2	As a member of the management staff, you will be eligible to participate in the 2002 MDC Management Bonus Plan (bonus at Plan is £35,000 Pounds Sterling to be paid quarterly). The rate of bonus paid is determined annually by the Company in its sole discretion and is subject to both the individual and company performance that year, and may change each year.

5.3	In addition, upon your start date with MDC you will receive a bonus of £7,500 Pounds Sterling. Upon the completion of six (6) months satisfactory performance you will receive an additional £7,500 Pounds Sterling. You will be required to repay these bonuses should you voluntarily resign your position prior to the completion of one year of service with the company.

5.4	You will be paid or reimbursed for any reasonable expenses properly incurred by you while performing your duties on behalf of the Company, subject to your producing receipts in respect of such expenses (when requested by the Company) and your compliance with the Company’s rules and policies relating to expenses.

5.5	The Company shall be entitled at any time during your employment, or in any event on termination, howsoever arising, to deduct from your remuneration hereunder any monies due from you to the Company including but not limited to any outstanding loans, advances, the cost or repairing any damage or loss to the Company’s property caused by you and of recovering same, excess holiday, any sums due from you under Clause 7.2 below and any other monies owed by you to the Company.

6.	Motor Car

6.1	You will have the use of a suitable motor car at a lease rate not to exceed £700 Pounds Sterling per month for the purpose of your employment and the Company shall fully tax and comprehensively insure the care and pay or reimburse, as appropriate, against receipts or other appropriate evidence, all maintenance, repaid and other running costs thereof and petrol used by it excluding petrol in connection with your personal use of the car. You will be entitled, without charge, to use the car for your private purposes. Your use of the motor car is subject to compliance with the Company’s car policy from time to time in force.

7. Holidays

7.1	In addition to the Public holidays normally applicable in England, you are also entitled to 23 working days paid holiday in each complete calendar year. This will rise to 25 days after five years service. The Company’s holiday year is from January 1st to December 31st.

7.2	On the commencement and termination of your employment, you will be treated as having accrued holiday on a pro rata basis of 1.92 days holiday for each complete month of service in that holiday year calculated by reference to your first or last date at work (as appropriate). If, on the termination of your employment, you have exceeded your accrued holiday entitlement, this excess will be deducted from any sums due to you. If you have holiday entitlement still owing the Company may, at its sole discretion, require you to take your holiday during your notice period or pay you a sum in lieu of accrued holiday.

7.3	You must obtain the prior approval of your manager before booking holiday dates. Not more than two weeks may be taken at anyone time save at the Company’s discretion.

7.4	Holiday entitlement for one holiday year must be taken before September 30th in the following holiday year. Failure to do so will result in forfeiture of such accrued holiday not taken.

8.	Sickness

8.1	In the event of your being absent from work due to sickness or injury, the Company will continue to pay your normal salary (inclusive of any Statutory Sick Pay to which you may be entitled) as provided below.

Your entitlement to sick pay from the Company increases with length of service and is subject to the compliance with Clause 8.3 below. Sick pay entitlement in any period of 12 months is as follows:

Sick Pay
Length of Service	(Working days)

Less than one (1) year	10 days

More than one (1) but less than 5 years	20 days

Five (5) years and above	30 days

“Sick pay” on your normal salary less any state benefits claimable on account of your sickness or injury, less normal deductions for tax, etc.

8.2	Irrespective of Clause 8.1 above, you will receive Statutory Sick Pay (“SSP”) when you qualify for it. Where Company sick pay (under Clause 8.1) and SSP are payable for the same day of sickness, you will receive the higher of the two sums.

8.3	You must in all cases of absence notify your manager on the first morning of the reason of any absence and its anticipated duration. If you are sick for more than seven consecutive days, then a medical certificate must be produced to the Company. Thereafter medical certificates should be submitted regularly to cover the full period of absence. On each occasion a medical certificate expires and you do not anticipate you will be returning to work, you must notify your manager on the first morning following the expiry of the medical certificate.

9.	Pension and Other Benefits

9.1	The Company does not provide occupational pension benefits to you and there is no contracting-out certificate in force in relation to the State Earnings Related Pensions Scheme.

9.2	The company will provide Death in Service, Permanent Health Insurance (Disability) and Medical Insurance (Taxable), subject to you being accepted by the Company’s Insurer. Medical Insurance will be available for you spouse and family (if applicable) subject to them being accepted by the Company’s Insurer and the Company being reimbursed for the additional costs.

9.3	You will be eligible to receive 20,000 Non-Statutory Stock Options subject to the approval of the Molecular Devices Board of Directors. These options will vest in accordance with the Company’s vesting schedule over a period of four (4) years, and will be subject to the provisions of the Company’s 2001 Stock Option Plan.

9.4	You will be eligible to participate in the Employee Stock Purchase Plan. The plan will be subject to you working continuously for Molecular Devices Ltd. for ten days prior to the next available offering date. The MDC Stock Purchase Plan provides employees an opportunity to purchase MDC Common Stock through payroll deduction, at 85% of the fair market value. An employee can invest up to 10% of base pay through payroll deductions. Further details will be provided closer tot he plans enrollment date.

10.	Confidential Information and Inventions

You agree to be bound by the Company’s Employee Confidentiality and Inventions Agreement, a copy of which is attached. This must be signed and returned with this Agreement.

11.	Exclusivity of Service

11.1	You are required to devote your full time, attention and abilities to your job duties during working hours, and to act in the best interests of the Company at all times.

11.2	You must not, without written consent of the Company, be in any way directly or indirectly engaged or concerned in any other business or undertaking where this is or is likely to be in conflict with the interests of the Company or where this may adversely affect the efficient discharge of your duties. However, this does not preclude your holding up to 5% of any class of securities in any company, which is quoted on a recognized Stock Exchange.

12.	Receipt of Payments and Benefits from Third Parties

Subject to any written regulations issued by the Company which may be applicable, you or your Immediate Relatives will not be entitled to receive or obtain directly or indirectly any payment, discount, rebate, commission or other benefit from third parties in respect of any business transacted (whether or not by you) by or on behalf of the Company or any Associated Company and if you, your Immediate Relatives or any company or business entity in which you or they have an interest, directly or indirectly obtain any such payment, discount, rebate, commission or other benefit you will forthwith account to the Company or Associated Company for the amount received or the value of the benefit so obtained.

13.	Copyright Inventions and Patents

13.1	All records, documents, papers (including copies and summaries thereof) and other copyright protected works made or acquired by you in the course of your employment shall, together with all the worldwide copyright and design rights in all such works, be and at all times remain the absolute property of the Company.

13.2	You hereby irrevocably and unconditionally waive all rights granted by Chapter IV of Part I of the Copyright, designs and Patents Act 1988 that vest in you (whether before, on or after the date hereof) in connection with your authorship of any copyright works in the course of your employment with the Company, wherever in the world enforceable, including without limitation the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment.

13.3	See also paragraph 10.

14.	Grievance Procedure

The Company does not have a grievance procedure which is applicable to you. If you are unhappy about any aspect of your employment with the Company you should raise the matter at first instance with your manager. If you are still unhappy you should take up the grievance with the Vice President of Human Resources of Molecular Devices Corporation.

15.	Termination of Employment

15.1	Your contract of employment is terminable by yourself on giving the Company three (3) months written notice, and by the Company on giving you a minimum of three (3) months written notice.

15.2	The Company reserves the right to terminate your contract without any notice if it has reasonable grounds to believe you are guilty of gross misconduct or gross negligence.

15.3	The Company reserves the right to pay base salary in lieu of any notice of termination of employment (subject to a duty to mitigate your loss) which it or you are required to give. For the avoidance of doubt, where you have received pay in lieu of notice, you will not be entitled to any additional compensation in respect of any holiday which would otherwise have accrued during your notice period.

15.4	The Company reserves the right to require you not to attend at work and/or not to undertake all or any of your duties of employment during any period of notice (whether given by you or the Company), provided always that the Company shall continue to pay your salary and contractual benefits.

15.5	On Termination of your employment, you must immediately return to the Company in accordance with its instructions all equipment, correspondence, records, specifications, software, models, notes reports and other documents and any copies thereof and any other property belonging to the Company or its Associated Companies (including but not limited to the Company car, keys, credit cards and passes) which are in your possession or under your control. You will, if so required by the Company, confirm in writing that you have complied with your obligations under this Clause 15.5

16	Restrictions on Termination of Employment

16.1	You agree that you shall not (without the prior consent in writing of the Company) for a period of 3 months immediately following the Termination Date within the UK and whether on your own behalf or in conjunction with or on behalf of any other person, firm, company or other organisation (and whether as an employee, director, principal, agent, consultant or in any other capacity whatsoever, in competition with the Company directly or indirectly (a) be employed or engaged in, or (b) perform services in respect of, or (c) be otherwise concerned with:-

(i)	the research into, development, manufacture, supply or marketing of any product which is of the same or similar type to any product researched, or developed, or manufactured, or supplied, or marketed by the Company during the 12 months immediately preceding the Termination Date:

(ii)	the development or provision of any services (including but not limited to technical and product support, or consultancy or customer services) which are of the same or similar type to any services provided by the Company during the 12 months preceding the Termination Date.

PROVIDED ALWAYS that the provisions of this paragraph 16.1 shall apply only in respect of products or services with which you were either personally concerned or for which you were responsible whilst employed by the Company during the 12 months immediately preceding the Termination Date.

16.2	You agree that you will not for a period of 3 months immediately following the Termination Date, whether on your own behalf or in conjunction with or on behalf of any other person, company, business entity or other organisation, (and whether as an employee, director, principal, agent, consultant or in any other capacity whatsoever), directly or indirectly (a) solicit, (b) assist in soliciting or (c) accept, or (d) facilitate the acceptance of, or (e) deal with, in competition with the Company the custom or business of any Customer or Prospective Customer:-

(i)	with whom you have had personal contact or dealings on behalf of the Company during the 12 months immediately preceding the Termination Date;

(ii)	for whom you were, in a client management capacity on behalf of the Company, directly responsible during the 12 months immediately preceding the Termination Date:

16.3	You agree that you will not for a period of (3) months immediately following the Termination Date, whether on your own behalf or in conjunction with or on behalf of any other person, company, business entity or other organisation whatsoever, directly or indirectly:-

(i)	(a) induce, or (b) solicit, or (c) entice or (d) procure, any person who is a Company Employee to leave the Company’s employment where that person is a Company Employee on the Termination Date, or

(ii)	be personally involved to a material extent in (a) accepting into employment or (b) otherwise engaging or using the services of any person who is a Company Employee on the Termination Date.

16.4	You agree that you will not, whether on your own behalf or in conjunction with or on behalf of any other person, company, business entity or other organisation (and whether as an employee, director, agent, principal~ consultant or in any other capacity whatsoever, directly or indirectly, (i) for a period of 3 months immediately following the Termination Date, and (ii) in relation to any contract or arrangement which the Company has with any Supplier for the exclusive supply of goods and services to the Company and/or to any Associated Company, for the duration of such contract or arrangement.

16.4.1	interfere with the supply of goods or services to the Company from any Supplier;

16.4.2	induce any Supplier of goods or services to the Company to cease or decline to supply such goods or services in the future.

16.5	Paragraphs 16.1 to 16.4 above and 16.7 below will also apply as though references to each Associated Company were substituted for references to the Company. These paragraphs will, with respect to each Associated Company, constitute a separate and distinct covenant and the invalidity or unenforceability of any such covenant shall not affect the validity or enforceability of the covenants in favour of the Company or any other Associated Company. The provisions of this paragraph 16 shall only apply in respect of those Associated Companies (i) with whom you have given your services or (ii) for whom you have been responsible, or (iii) with whom you have otherwise been concerned, in the twelve (12) months immediately preceding the Termination Date.

16.6	In relation to each Associated Company referred to in paragraph 16.5 above, the Company contracts as trustee and agent for the benefit of each such Associated Company. You agree that, if required to do so by the Company, you will enter into covenants in the same terms as those set out in paragraphs 16.1 to 16.4 and 16.7 hereof directly with all or any of such Associated Companies, mutatis mutandis. If you fail within 7 days of receiving such a request from the Company, to sign the necessary documents to give effect to the foregoing, the Company shall be entitled, and is hereby irrevocably and unconditionally authorised by you, to execute all such documents as are required to give effect to the foregoing, on your behalf.

16.7	The following words and expressions referred to above shall have the meanings set out below:-

“Company Employee” means any person who was employed by (i) the Company, or (ii) any Associated Company, for at least 3 months prior to and on the Termination Date, and

(a)	with whom you have had material contact or dealings in performing your duties of employment; or

(b)	who had material contact with customers or suppliers of the Company in performing his or her duties of employment with the Company or any Associated Company; or

(c)	who was a member of the management team of the Company or any Associated Company; or

(d)	who was a member of the Research and Development Staff of the Company or any Associated Company.

“Customer” shall mean any person, firm, company or other organisation whatsoever to whom the Company has supplied goods or services.

“Prospective Customer” shall mean any person, firm, company or other organisation whatsoever to whom the Company has had any negotiations or material discussions regarding the possible supply of goods or services by the Company.

“Supplier” means any person, company, business entity or other organisation whatsoever who (i) has supplied goods or services to the Company during any part of the 12 months immediately preceding the Termination Date; or (ii) has agreed prior to the Termination Date to supply goods or services to the Company to commence at any time in the 12 months following the Termination Date, or (iii) as at the Termination Date, supplies goods or services to the Company under an exclusive contract or arrangement between that Supplier and the Company.

“Termination Date” means the date when your employment terminates.

17.	Warranty and Undertaking

17.1	You represent and warrant that you are not subject to any agreement, arrangement, contract, understanding, Court Order or otherwise, which in any way directly or indirectly restricts or prohibits you from fully performing the duties of your employment, or any of them, in accordance with the terms and conditions of the Agreement.

17.2	You agree that in the event of receiving from any person, company, business entity or other organization an offer of employment either during the continuance of this Agreement or during the continuance in force of any of the restrictions set out in Clause 16 above, you will forthwith provide to such person, company, business entity or other organization a full and accurate copy of this Agreement signed by the parties hereto.

18.	Definitions

18.1	“Company” shall include the successors in title and assigns of the Company.

18.2	An “Associated Company” includes any firm, company, corporation or other organization which:

18.2.1	is directly or indirectly controlled by the Company; or 1.1.2 directly or indirectly controls the Company, or

18.2.2	is directly or indirectly controlled by a third party who also directly or indirectly controls the Company; or

18.2.3	is the successor in title or assign of the firms, companies, corporations or other organizations referred to above.

18.3	“Immediate Relatives” shall include wife, common law spouse, children, brothers, sisters, cousins, aunts, uncles, parents’ grandparents, and the aforesaid relatives by marriage.

18.4	All references in this Agreement to the termination of your employment “howsoever arising” (or cognate expressions) shall be treated as including but not limited to termination by you or the Company (with or without notice), or by operation of law, and whether or not such termination is connected with or results from a repudiator breach of this Agreement on your part or that of the Company.

19.	Discipline

19.1	A copy of the Company discipline policy can be obtained from HR. The Company discipline policy is non-contractural.

20.	Data Protection

20.1	By your signature on this Agreement, you hereby consent to the personal data concerning you which the Company holds in connection with your employment being transferred to and between the offices of the Company or any Group Company in the USA and its office or establishment in the UK or any offices or establishments which exist or which any Group Company may set up anywhere in the world including those outside of the European Economic Area and also consent to such personal data being processed by the Company or any Group Company where necessary for the performance of this Agreement, the proper administration of the employment relationship (both during and after the employment) or the legitimate interests of the Company or any Group Company or where required by law.

20.2	Without prejudice to the generality of Clause 20.1 and for the purposes set out in that Clause, you explicitly consent to the Company or any Group Company processing any sensitive personal data relating to you including without limitation self-certification forms or medical certificates, medical reports, details of trade union membership or details of criminal convictions.

21.	Miscellaneous

21.1	This Agreement cancels and is in substitution for all previous letters of engagement agreements and arrangements whether oral or in writing relating to the subject matter hereof between the Company and yourself, all of which shall be deemed to have been terminated by mutual consent.

21.2	The various provisions and sub-provisions of the Agreement are severable and if any provision or sub-provision or identifiable part thereof is held to be invalid or unenforceable will not affect the validity or enforceability of the remaining provisions or sub-provisions or identifiable parts thereof in this Agreement.

21.3	This Agreement is governed by and construed in accordance with the laws of England.

21.4	Clause headings are inserted for convenience only and will not affect the construction of this agreement.

21.5	THERE ARE NO COLLECTIVE AGREEMENTS THAT DIRECTLY EFFECT YOUR TERMS AND CONDITIONS OF EMPLOYMENT

Please sign both copies of this letter and return one copy to Pat Sharp in the enclosed envelope.

Yours sincerely,

/s/ Joseph D. Keegan, Ph.D.

Joseph D. Keegan, Ph.D.
President and Chief Executive Office

Molecular Devices Corporation

For and on behalf of Molecular Devices Ltd.

I agree with the Terms and Conditions of my Employment as set out or referred to above.

Signed: /s/ Steven Davenport Date: 30th January 2002